13012448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Capital & Advisory, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Airport Park Blvd.
(No. and Street)

Latham (City) NY (State) 12110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur L. Loomis 518-426-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY
(Name – *if individual, state last, first, middle name*)

66 South Pearl Street (Address) Albany (City) NY (State) 12207 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/4/13

OATH OR AFFIRMATION

I, Arthur L. Loomis, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Capital & Advisory, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

BARBARA MAZZOLA
Notary Public, State Of New York
Qualified In Albany County
No. 01MA5012247
Commission Expires June 15, 20 15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH
Capital & Advisory, Inc.
EAST

1

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Northeast Capital & Advisory, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Northeast Capital & Advisory, Inc. (a wholly-owned subsidiary of Loomis & Company, Inc.) as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we express no such opinion. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Capital & Advisory, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

UHY LLP Certified Public Accountants

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

UHY LLP

Albany, New York
February 27, 2013

NORTHEAST CAPITAL & ADVISORY, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND OTHER REPORT

Years ended December 31, 2012 and 2011

NORTHEAST CAPITAL & ADVISORY, INC.

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	10
Other Report	
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	11

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and cash equivalents	**$102,377**	$ 11,847
Receivables	**-**	7,435
Investments	**172,929**	273,152
Total assets	**$275,306**	$292,434
LIABILITIES and STOCKHOLDER'S EQUITY		
Due to parent	**$ 5,750**	$ 27,290
Total liabilities	**5,750**	27,290
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Stockholder's equity		
Common stock, $.01 par value; 2,000,000 shares authorized; 100 shares issued and outstanding	**1**	1
Additional paid-in capital	**20,999**	20,999
Retained earnings	**248,556**	244,144
Total stockholder's equity	**269,556**	265,144
Total liabilities and stockholder's equity	**$275,306**	$292,434

See notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues		
Investment banking income	**$112,464**	$ 3,706
Interest and dividends	**21,122**	38,033
Unrealized gains (losses) on marketable equity securities, net	**20,317**	(34,772)
Realized gains (losses) on marketable equity securities, net	**181**	(5,467)
Total revenues	**154,084**	1,500
Expenses		
Professional and regulatory fees	**61,283**	17,991
Telephone and office	**13,089**	147
Insurance	**9,704**	-
Allocated costs	**64,446**	-
Total expenses	**148,522**	18,138
Income (loss) before income taxes	**5,562**	(16,638)
Income tax expense (benefit)	**1,150**	(10,720)
Net income (loss)	**$ 4,412**	$ (5,918)

See notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's
Balance, January 1, 2011	$ 1	$ 20,999	$ 250,062	$ 271,062
Net loss	-	-	(5,918)	(5,918)
Balance, December 31, 2011	1	20,999	244,144	265,144
Net income	-	-	4,412	4,412
Balance, December 31, 2012	**$ 1**	**$ 20,999**	**$ 248,556**	**$ 269,556**

See notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	**$ 4,412**	$ (5,918)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Gains) losses on marketable securities	**(20,317)**	34,772
Realized (gain) loss on sale of marketable securities	**(181)**	5,467
Changes in:		
Receivables	**7,435**	(7,435)
Due to parent	**(21,540)**	(7,529)
Net cash (used in) provided by operating activities	**(30,191)**	19,357
CASH FLOWS FROM INVESTING ACTIVITIES		
Cost of investments acquired	**(9,779)**	(52,053)
Proceeds from sale of investments	**130,500**	32,400
Net cash provided by (used in) investing activities	**120,721**	(19,653)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**90,530**	(296)
CASH AND CASH EQUIVALENTS:		
BEGINNING OF YEAR	**11,847**	12,143
END OF YEAR	**$ 102,377**	$ 11,847

See notes to financial statements.

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

Northeast Capital & Advisory, Inc. (previously called Northeast Capital Markets, Corp.) (the "Company") was organized in December 1992 for the purpose of providing brokerage and investment banking advice to small and mid-sized corporations. The Company is a limited business broker, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Loomis & Company, Inc. (previously called Northeast Capital & Advisory, Inc.) (the "Parent"). The Company began operations in June 1993. Investment banking and underwriting income during each of the years ended December 31, 2012 and 2011 was derived principally from services provided to two and one customers, respectively. The Company operates primarily in New York.

The Parent's personnel are utilized to facilitate the completion of projects undertaken by the Company.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

For purposes of preparing the financial statements, the Company considered events through February 27, 2013, the date these financial statements were available for issuance.

Revenue Recognition

Investment banking and underwriting income is recognized based upon actual hours incurred on a particular contract and is recorded when services are rendered and may be subject to a contractual adjustment. All such revenue relates to projects referred to the Company by the Parent.

Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than three months, to be cash equivalents. Cash equivalents consist of money market mutual funds.

Investments and Fair Value Measurements

Investments are classified as trading securities and are recorded at fair value in accordance with the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, *Fair Value Measurements and Disclosures*. Net realized gains and losses from the sales of investments, as well as unrealized gains and losses, are reflected in the statement of operations.

The Company follows the accounting for fair value measurements and disclosures for financial assets, which defines fair value under generally accepted accounting principles, and enhances disclosures about fair value measurements. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is included in the consolidated federal and state income tax return filed by the Parent. Income taxes are calculated as if the Company filed on a separate return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company follows the guidance issued by FASB regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

None of the Parent Company's consolidated federal or state income tax returns is currently under examination by the Internal Revenue Service ("IRS") or state authorities. However, fiscal years 2009 and later remain subject to examination by the IRS and respective states.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain items have been reclassified in the 2011 financial statements to conform with the current year's presentation.

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2012 and 2011. Customer transactions are not handled by the Company. Typically all customer transactions are processed through an escrow account or cleared through another broker dealer, on a fully disclosed basis. The Company does not maintain margin accounts.

NOTE 3 — INVESTMENTS

Investments are carried and valued at fair value on a recurring basis and, at December 31, 2012 and 2011, are classified as Level 1 inputs (quoted prices in active markets for identical assets or liabilities) as follows:

	December 31, 2012			December 31, 2011		
	Cost	Gross Unrealized Gains (Losses)	Fair Value	Cost	Gross Unrealized Gains (Losses)	Fair Value
Equity securities	$ 160,204	$ 12,725	$ 172,929	$ 280,745	$ (7,593)	$ 273,152

Unrealized gains (losses) for 2012 and 2011 were $20,317 and $(34,772), respectively. Realized gains (losses) for 2012 and 2011 were $181 and $(5,467), respectively.

NOTE 4 — RELATED PARTY TRANSACTIONS

The Parent incurs certain costs related to both the Parent and the Company. Pursuant to an expense sharing agreement, the Parent is reimbursed for certain general operating costs related to the Company when the Company undertakes certain projects. All direct expenses of the Company are paid by the Company.

General operating expenses allocated to the Company by the Parent for the years ended December 31, 2012 and 2011 consisted of the following:

	2012	2011
General operating costs allocated by the Parent	$ 64,446	$ -
Total	$ 64,446	$ -

NOTE 5 — INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Current		
Federal	$ (2,064)	$ 1,501
State	(958)	695
Deferred	4,172	(12,916)
	$ 1,150	$ (10,720)

Deferred tax (asset) liability at December 31, 2012 and 2011 (classified as due to Parent) approximate $2,615 and $(1,557), respectively and relate to unrealized gains (losses) on equity securities.

NOTE 6 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts payments of dividends in certain cases. At December 31, 2012 and 2011, the Company had net capital, as defined, of approximately $235,500 and $202,000, respectively, which was approximately $230,500 and $197,000 in excess of its minimum required net capital of $5,000 at December 31, 2012 and 2011.

NOTE 7 — CONTINGENCIES

The Company is a member of FINRA and is subject to compliance with rules and regulations established by FINRA. The Company underwent a review by FINRA in 2010 which resulted in several exceptions related to supervisory policies and procedures. The Company believes that they are operating in compliance with all FINRA rules and regulations. In May 2012, the Company settled these exceptions with FINRA, without admission of wrong-doing. The settlement required the Company to pay a fine of $5,000 (included in professional and regulatory fees) and to provide quarterly certifications of compliance.

SUPPLEMENTAL INFORMATION

NORTHEAST CAPITAL & ADVISORY, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012 and 2011

	2012	2011
Net capital		
Total stockholder's equity	$269,556	$265,144
Net capital before haircuts on securities positions	269,556	265,144
Haircuts on securities positions - 15%	(25,939)	(40,973)
Undue concentration	(8,139)	(22,097)
Net capital	$235,478	$202,074
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Due to Parent	$ 5,750	$ 27,290
Total aggregate indebtedness	$ 5,750	$ 27,290
Computation of basic net capital requirement		
6-2/3% of aggregate indebtedness	$ 383	$ 1,819
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital over minimum net capital requirement	$230,478	$197,074
Excess net capital at 1000%*	$234,902	$199,344
Ratio: Aggregate indebtedness to net capital	2.44%	13.50%

* Calculated as net capital – (total aggregate indebtedness x 10%)

Statement pursuant to paragraph (d)(4) of Rule 17a-5

Note: There is no material difference between the Company's computation of capital as filed in the unaudited form X-17A-5 (FOCUS Report filed quarterly by the Company) as of December 31, 2012 and the above schedule.

UHY LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Northeast Capital & Advisory, Inc.

In planning and performing our audit of the financial statements of Northeast Capital & Advisory, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

UHY LLP Certified Public Accountants

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 27, 2013